Exhibit 4.3

DESCRIPTION OF SECURITIES

The following description of the capital stock of Howard Hughes Holdings Inc. (the “Company,” “we,” “us,” and “our”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our (i) Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), (ii) Certificate of Designations of Non-Voting Exchangeable Perpetual Preferred Stock filed with the Secretary of State of the State of Delaware on June 4, 2026 (the “Certificate of Designations”), and (iii) Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as exhibits to the Registration Statement on Form S-3 of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, our Certificate of Designations, our Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Description of Common Stock

Authorized Capital Shares

Our authorized capital shares consist of 150,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and 50,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”). All outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights.

Dividend Rights

Subject to any preferential rights of any outstanding Preferred Stock, holders of our Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.

Liquidation Rights

If there is a liquidation, dissolution or winding up of our Company, holders of our Common Stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding Preferred Stock.

Other Rights and Preferences

There are no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future, including the Series A Preferred Stock described below. There are no provisions in our Certificate of Incorporation or Bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares. We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our Certificate of Incorporation or Bylaws.

Listing

The Common Stock is traded on the New York Stock Exchange under the trading symbol “HHH.”

Description of Preferred Stock

Authorized Preferred Stock

Subject to limitations prescribed by the DGCL, our board of directors is authorized to fix the designation of each series of Preferred Stock, the number of authorized shares of the series, dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, powers, preferences and limitations applicable to each series of Preferred Stock. The authorized shares of our Preferred Stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed.

Outstanding Preferred Stock — Series A Non-Voting Exchangeable Perpetual Preferred Stock

As of the date hereof, 140,000 shares of our Non-Voting Exchangeable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), are issued and outstanding, all of which were issued on June 4, 2026 (the “Closing Date”) to Pershing Square Holdings, Ltd. (“PSH”) in connection with the closing of our acquisition of Vantage Group Holdings, Ltd. (the “Vantage Acquisition”). The following is a summary of the material terms of the Series A Preferred Stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designations.

Issuance. On the Closing Date, in connection with the closing of the Vantage Acquisition, we issued 140,000 shares of Series A Preferred Stock (divided into 14 equally sized tranches titled Series A-1 through Series A-14, each a “Tranche”) to PSH at a purchase price of $7,142.86 per share (the “Original Issue Price”), for an aggregate purchase price of $1,000,000,000, pursuant to a Subscription Agreement, dated June 4, 2026, between the Company and PSH (the “Subscription Agreement”), on terms substantially consistent with the Equity Commitment Letter, dated December 17, 2025, between the Company and PSH (the “Equity Commitment Letter”). Each Tranche is initially held through a separate non-U.S. holding entity wholly owned by PSH (each, a “Holding Entity”).

Ranking. The Series A Preferred Stock ranks pari passu with our Common Stock in all respects, including with respect to payment rights upon our liquidation, winding up or dissolution. The Series A Preferred Stock carries no liquidation preference. As a result, in the event of our liquidation, winding up or dissolution, holders of the Series A Preferred Stock will participate ratably with holders of our Common Stock in any distributions of our assets, on an as-exchanged basis, and will not be entitled to any preferential payment or priority over holders of our Common Stock.

Dividends. Dividends on the Series A Preferred Stock, if any, may be declared at the sole discretion of a majority of the Disinterested Directors (as defined in the Standstill Agreement, dated as of May 5, 2025, between the Company and Pershing Square Inc. (as successor to Pershing Square Holdco, L.P.) (“PS Inc.,” and such agreement, the “Standstill Agreement”)) of our board of directors. If declared, dividends will be paid out of the lesser of (i) our assets legally available for the payment of dividends and (ii) pro rata cash dividends that track, on an as-exchanged basis, the dividends or distributions received by us (through our wholly-owned subsidiary Howard Hughes Insurance Holdings, LLC) from Vantage. If we fail to meet our repurchase obligations on the applicable repurchase date, the unpurchased shares of Series A Preferred Stock will bear a dividend at a rate equal to 10% of the Original Issue Price per annum until such shares have been repurchased in full.

Call Option. During the period between 60 and 90 days following the end of each of the first seven fiscal years following the Closing Date (or at such other mutually agreed times), we have the right, but not the obligation, to repurchase one or more full Tranches of the Series A Preferred Stock at a price per share equal to the greater of (i) the Original Issue Price plus interest, compounded daily, at a rate of 4% per annum through the date of repurchase and (ii) 1.5 times the book value of Howard Hughes Insurance Holdings, LLC (excluding non-controlling interests and goodwill and purchase-related intangibles attributable to the completion of the Vantage Acquisition), determined in accordance with GAAP, multiplied by the proportionate ownership of Howard Hughes Insurance Holdings, LLC represented by such share on an as-exchanged basis.

Exchange Rights. Beginning within sixty (60) days after the end of the seventh fiscal year following the Closing Date (subject to our exercise of the call option described above), and at the end of each subsequent fiscal year, holders of Series A Preferred Stock may exchange their shares (in increments of full Tranches, in amounts greater than 10% of their holdings) into common units of Howard Hughes Insurance Holdings, LLC, the Company’s wholly-owned subsidiary and direct parent of Vantage (“Buyer Units”), at an exchange ratio (the “Exchange Ratio”) calculated as Preferred Stock Capital divided by Total Capital, where “Preferred Stock Capital” reflects the aggregate amounts invested (plus certain accrued amounts) by PSH and “Total Capital” reflects the total equity capital invested in Howard Hughes Insurance Holdings, LLC. In no event may the holders of Series A Preferred Stock acquire, in the aggregate, more than 49% of the total Buyer Units outstanding (the “Ownership Cap”) without the approval of a majority of the Disinterested Directors.

Mandatory Repurchase. We are required to offer to repurchase all outstanding shares of Series A Preferred Stock upon (i) a change of control or reorganization of us or Vantage, including any sale or disposal in any form of a controlling interest in Vantage (other than where PSH or its affiliates would hold a majority of the outstanding equity interests of Vantage immediately after such transaction), (ii) a sale of all or substantially all of our assets or business or those of Vantage (other than where PSH or its affiliates own, directly or indirectly, a majority of the equity interests of the acquiring entity), or (iii) a material breach by us of the Certificate of Designations (subject to a customary cure period).

Protective Provisions. Any decisions to be made by us with respect to or affecting the Series A Preferred Stock must be made by a majority of the Disinterested Directors. Further, the consent of a majority-in-interest of the holders of Series A Preferred Stock is required prior to (i) the creation or issuance of additional shares of Series A Preferred Stock or any new class of our capital stock or equity interests of Howard Hughes Insurance Holdings, LLC senior to the Series A Preferred Stock or Buyer Units, respectively, (ii) the issuance of additional equity interests of Howard Hughes Insurance Holdings, LLC, (iii) any alteration of the Series A Preferred Stock’s powers, preferences or special rights that would materially and adversely change those rights, or (iv) any amendment to our Certificate of Incorporation that would materially and adversely change the rights of the Series A Preferred Stock.

Preemptive Rights. Following the Closing Date, in the event of any contribution of additional capital to Howard Hughes Insurance Holdings, LLC, the holder(s) of the Series A Preferred Stock shall have the right (but not the obligation) to purchase additional shares of Series A Preferred Stock on a pro rata basis at the same price and on the same terms as such additional capital contribution.

Right of First Refusal. For as long as PSH or any of its affiliates holds shares of Series A Preferred Stock or equity interests of Howard Hughes Insurance Holdings, LLC, PSH shall have a right of first refusal with respect to any proposed secondary sale of any equity securities of Howard Hughes Insurance Holdings, LLC to any third party, and a consent right over any primary issuance of additional equity securities of Howard Hughes Insurance Holdings, LLC.

Voting Rights. The Series A Preferred Stock is non-voting. Holders of the Series A Preferred Stock have no right to vote on any matter submitted to a vote of our stockholders, except as required by applicable law or as described above under protective provisions.

Transfer Restrictions. During the first seven fiscal years following the Closing Date, our consent will be required prior to transfers of the Series A Preferred Stock to persons other than affiliates of PSH (subject to compliance with applicable insurance and securities laws). Thereafter, transfers are subject to applicable securities laws.

Registration Rights. PSH has customary registration rights pursuant to the Registration Rights Agreement, dated as of June 4, 2026, by and among the Company, Howard Hughes Insurance Holdings, LLC and PSH (the “Vantage RRA”), with respect to the Buyer Units issuable upon exchange of the Series A Preferred Stock, including the right to require us and Howard Hughes Insurance Holdings, LLC to use reasonable best efforts to conduct an initial public offering or direct listing of the Buyer Units concurrently with any exchange of the Series A Preferred Stock for Buyer Units.

Description of Outstanding Warrants

Director Warrant Issued April 20, 2026

On April 20, 2026 (the “Warrant Effective Date”), pursuant to a Warrant Agreement (the “Warrant Agreement”) between the Company and MGFT Investments LLC, a Delaware limited liability company solely owned and controlled by a trust for the benefit of certain members of Marc Grandisson’s family (the “Warrantholder”), we granted and sold to the Warrantholder a warrant (the “Director Warrant”) to acquire up to 1,131,273 shares of Common Stock (the “Warrant Shares”) at an exercise price of $100.00 per Warrant Share, for a cash purchase price of $10,000,000 (equal to $8.84 per Warrant Share). The Director Warrant was issued in connection with the appointment of Marc Grandisson to our board of directors, who was designated by PS Inc. pursuant to the Shareholder Agreement, dated May 5, 2025, by and between the Company and PS Inc. (f/k/a Pershing Square Holdco, L.P.) (the “Shareholder Agreement”).

Exercise Period. The Director Warrant may only be exercised on or after April 20, 2030 (the “Initial Exercise Date”) and on or prior to April 20, 2031 (the “Expiration Date”).

Manner of Exercise. The Director Warrant may be exercised for cash or, at the Warrantholder’s election, on a cashless (net value) basis, in which case the Warrantholder will receive Warrant Shares having an aggregate market value (measured using a 30-day volume-weighted average price) equal to the difference between such market value and the aggregate exercise price.

Adjustments. The exercise price and the number of Warrant Shares are subject to adjustment for (i) Fundamental Transactions (mergers, sales of substantially all assets, tender offers or other combinations resulting in a change of more than 50% of voting power), (ii) stock splits, stock dividends and recapitalizations, (iii) issuances of equity at prices below 90% of market value (subject to a broad-based weighted average antidilution formula and customary exceptions), and (iv) other non-cash distributions to holders of Common Stock. Cash dividends on Common Stock do not give rise to any adjustment.

Transfer Restrictions. The Director Warrant may not be transferred prior to the Initial Exercise Date, except to certain permitted transferees of Marc Grandisson (including his estate, immediate family members and their trusts, and entities wholly owned by Mr. Grandisson). Neither the Warrantholder nor any permitted transferee may hedge or enter into any derivative transaction with respect to the Warrant Shares prior to the Initial Exercise Date.

Registration Rights. On and after the Initial Exercise Date, the Warrantholder has customary piggyback registration rights with respect to the Warrant Shares in connection with any registered offering of our equity securities (other than on Form S-4 or Form S-8).

Voting Rights. Prior to exercise, the Warrantholder has no voting or other stockholder rights with respect to the Warrant Shares.

Governing Law. The Director Warrant is governed by Delaware law, with exclusive jurisdiction in the Delaware Court of Chancery.

Anti-Takeover Effects of Various Provisions of Delaware Law
and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Certificate of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns (or, if the person is an affiliate or an associate of the Company, within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. Our board of directors approved, for purposes of Section 203, the acquisition of our shares of Common Stock by PS Inc. and its affiliates pursuant to the Shareholder Agreement and related transactions, such that PS Inc. and its affiliates are not “interested stockholders” within the meaning of Section 203 by virtue of such acquisitions. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Size of Board and Vacancies

Our Bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors; provided, however, that pursuant to the Standstill Agreement, the size of the Board is fixed at 11 members and may not be changed without the approval of 75% of the board of directors (the “Board”). Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the total number of directors is present, unless the board of directors otherwise determines that such directorships should be filled by the affirmative vote of the stockholders of record of at least a majority of the voting stock. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present. Our Certificate of Incorporation and Bylaws permit stockholders to remove a director or directors with or without cause. Pursuant to the Shareholder Agreement, for so long as the Purchaser Group (as defined in the Shareholder Agreement, consisting of PS Inc., Pershing Square Capital Management, L.P. and their respective affiliates) beneficially owns at least 17.5% of the outstanding shares of Common Stock on a fully diluted basis, PS Inc. may nominate for election a number of directors equal to 25% of the total number of members of the Board (rounded up). For so long as the Purchaser Group beneficially owns less than 17.5% but at least 10% of the outstanding shares of Common Stock on a fully diluted basis, PS Inc. may nominate a number of directors equal to 10% of the total number of members of the Board (rounded up).

Special Stockholder Meetings

Under our Certificate of Incorporation and Bylaws, our board of directors may call special meetings of our stockholders. A special meeting is also required to be called by the secretary upon written request by stockholders who together hold 15% or more of the voting power of the issued and outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors.

Prohibition of Stockholder Action by Written Consent

Our Certificate of Incorporation and Bylaws expressly prohibit our stockholders from acting by written consent. Stockholder action must take place at an annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Voting Cap and Ownership Restrictions

Pursuant to the Standstill Agreement, the voting power of shares held by PS Inc., Pershing Square Capital Management, L.P. and their respective affiliates (collectively, the “Pershing Square Entities”) is limited to 40% of the total voting power of the outstanding shares of Common Stock for all matters being voted on at a stockholder meeting or in a consent solicitation that the Board recommends that stockholders approve (the “Voting Cap”). Shares held by the Pershing Square Entities in excess of the Voting Cap will be voted in proportion to the votes cast by stockholders unaffiliated with the Pershing Square Entities. In addition, the Pershing Square Entities have agreed not to acquire beneficial or economic ownership of more than 47% of the outstanding shares of Common Stock (the “Ownership Cap”). The Pershing Square Entities have also agreed not to sell or otherwise transfer any shares of Common Stock if, immediately after giving effect to such sale or transfer, the acquiring person (other than an underwriter) would, together with its affiliates, beneficially own more than 10% of the then-outstanding shares of Common Stock, without the approval of a majority of the disinterested directors.

Related Party Transaction Approval Requirements

Pursuant to the Standstill Agreement, without the approval of a majority of the Disinterested Directors, the Pershing Square Entities may not engage in any transaction or series of related transactions, directly or indirectly, between the Company or any subsidiary, on the one hand, and any of the Pershing Square Entities, on the other hand, except for (i) transactions expressly contemplated in the transaction documents, (ii) customary compensation arrangements for Pershing Square board designees, and (iii) transactions in the ordinary course of business that do not involve payments by the Company in excess of $10,000,000. Any decisions to be made by us with respect to or affecting the Series A Preferred Stock will be made by a majority of the Disinterested Directors (as defined in the Standstill Agreement).